[redacted]

SEC Mail Processing Section

FEB 2 6 2010

Washington, DC 110

SECU 10027664 MISSION

YA 3/12

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

| SEC FILE NUMBER |
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| 8 - 49047 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Riverstone Wealth Management, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Capital of Texas Highway, Suite 310
(No. and Street)

| Austin | Texas | 78731 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Smith or Ed Valle 512-476-5554
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

| **5918 West Courtyard Drive, Suite 400** | **Austin** | **Texas** | **78730** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ed Valle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Riverstone Wealth Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

Notary Public

TERESA J. THEODORE
Notary Public, State of Texas
My Commission Expires
March 16, 2010

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# RIVERSTONE WEALTH MANAGEMENT, INC.

Financial Statements and Supplemental Schedule
December 31, 2009

(With Report of Registered Independent Public Accounting Firm Thereon)

**RIVERSTONE WEALTH MANAGEMENT, INC.**
**Index to Financial Statements and Supplemental Schedule**
**December 31, 2009**

**PMB Helin Donovan**

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

## Report of Registered Independent Public Accounting Firm

To the Board of Directors of
RiverStone Wealth Management, Inc.:

We have audited the accompanying statement of financial condition of RiverStone Wealth Management, Inc. (the Company) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverStone Wealth Management, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

**PMB HELIN DONOVAN, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 19, 2010

5918 W. Courtyard Dr., Suite 400 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

**RIVERSTONE WEALTH MANAGEMENT, INC.**
Statement of Financial Condition
December 31, 2009

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 282,031 |
| Receivable from broker-dealers and clearing organizations | | 170,754 |
| Securities owned, at fair value | | 4,101 |
| Advances to employees | | 3,836 |
| Receivable from affiliate | | 47,597 |
| Deferred tax asset | | 7,010 |
| Other assets | | 36,544 |
| **TOTAL ASSETS** | $ | 551,873 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Payable to brokers-dealers | $ | 5,816 |
| Accounts payable, accrued expenses and other liabilities | | 224,440 |
| Total liabilities | | 230,256 |
| **Stockholder's Equity** | | |
| Preferred stock, 500,000 shares authorized, $0.01 par value, 0 shares issued and outstanding | | - |
| Common stock, 1,000,000 shares authorized, $0.01 par value, 100,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 509,051 |
| Retained deficit | | (188,434) |
| Total stockholder's equity | | 321,617 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 551,873 |

See notes to financial statements and report of Registered Independent Public Accounting Firm.

**RIVERSTONE WEALTH MANAGEMENT, INC.**
Statement of Financial Condition
December 31, 2009

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ | 1,411,277 |
| Investment banking income | | 371,641 |
| Advisory Income | | 1,276,076 |
| Interest and other income | | 245,901 |
| Total revenues | | 3,304,895 |
| **EXPENSES** | | |
| Compensation and benefits | | 2,448,346 |
| Clearance fees | | 146,922 |
| Regulatory fees and expenses | | 47,780 |
| Communication and data processing | | 186,853 |
| Interest | | 2,343 |
| Occupancy | | 264,974 |
| Other expenses | | 165,405 |
| Total expenses | | 3,262,623 |
| **INCOME BEFORE INCOME TAXES** | | 42,272 |
| Provision for income taxes | | 19,454 |
| **NET INCOME** | $ | 22,818 |

See notes to financial statements and report of Registered Independent Public Accounting Firm.

**RIVERSTONE WEALTH MANAGEMENT, INC.**
Statement of Operations
Year Ended December 31. 2009

| | | Preferred Stock | | Common Stock | | Additional Paid-In Capital | | Retained Deficit | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Balances, December 31, 2008 | $ | - | $ | 1,000 | $ | 718.445 | $ | (211.252) | $ | 508.193 |
| Distributions | | - | | - | | (209,394) | | - | | (209,394) |
| Net income | | - | | - | | - | | 22,818 | | 22.818 |
| Balances, December 31, 2009 | $ | - | $ | 1,000 | $ | 509,051 | $ | (188.434) | $ | 321.617 |

See notes to financial statements and report of Registered Independent Public Accounting Firm.

**RIVERSTONE WEALTH MANAGEMENT, INC.**
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 22,818 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Change in assets and liabilities | | |
| Receivable from broker-dealers and clearing organizations | | (116,333) |
| Securities owned, at market value | | 4,052 |
| Advances to employees | | (3,706) |
| Receivable from affiliate | | 123,836 |
| Deferred tax asset | | 12,449 |
| Other assets | | 106,305 |
| Payable to brokers-dealers | | (111) |
| Accounts payable, accrued expenses and other liabilities | | (4,124) |
| **Net cash provided by operating activities** | | 145,186 |
| **Cash flows from investing activities:** | | - |
| **Cash flows from financing activities:** | | |
| Distribution to shareholder | | (209,394) |
| **Net cash used in operating activities** | | (209,394) |
| Net decrease in cash and cash equivalents | | (64,208) |
| Cash and cash equivalents at beginning of year | | 346,239 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 282,031 |

**Supplemental Disclosures of Cash Flow Information:**

| | | |
|---|---|---|
| Income taxes paid | $ | 10,033 |
| Interest paid | $ | 2,343 |

See notes to financial statements and report of Registered Independent Public Accounting Firm.

**RIVERSTONE WEALTH MANAGEMENT, INC.**
Notes to the Financial Statements
December 31, 2009

**Note 1 - Nature of Business**

RiverStone Wealth Management, Inc. (Company) is registered as a broker/dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly, is exempt from the remaining provisions of that Rule. The Company is a Texas corporation that is a wholly owned subsidiary of RiverStone Financial Group, Inc. (Parent).

The Company changed its name from First Avantus Securities, Inc. in 2004. The Parent changed its name from First Financial Investment Securities, Inc. in 2004.

**Note 2 - Significant Accounting Policies**

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues are recognized in the period earned and expenses when incurred.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into an escrow account at a bank. Those funds will be held separate from the general funds of the Company in a custodial account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Preferred Stock

The Company records the redemption of preferred stock based on the cost method.

**Note 2 - Significant Accounting Policies (continued)**

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customers.

Financial Instruments and Credit Risk

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximated fair market value at December 31, 2009 because of their relatively short maturity.

Securities owned consist of securities held for trading purposes. Securities that are marketable are stated at fair value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

As defined in Accounting Standards Codification 820, Fair Value Measurements (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). ASC 820 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from broker-dealers and clearing organizations, securities owned and advances to employees. The Company did not have any cash balances in excess of federally (FDIC) insured limits during 2009.

## Note 2 - Significant Accounting Policies (continued)

Income Taxes

The Parent files a consolidated income tax return that includes the financial position and results of operations of the Company. Income taxes are recorded using the separate company method. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to the Parent. Future benefits with respect to loss carry-forwards that are expected to expire unused are offset by a valuation allowance.

Texas margin tax as defined under the law is computed on total gross revenues reduced by the greatest of three defined amounts. For the year ended December 31, 2009, the Company recorded Texas margin tax expense of $7,005.

Advertising Costs

Advertising costs, which are included in other expenses, are expensed as incurred and amounted to $4,074 for the year ended December 31, 2009.

## Note 3- Accounts Payable, Accrued Expenses and Other Liabilities

The balance of this account consisted of the following as of December 31, 2009:

| | | |
|---|---|---|
| Accrued payroll and related items | $ | 180,862 |
| Insurance premiums payable | | 16,077 |
| Other items | | 27,501 |
| Total accounts payable, accrued expenses and other liabilities | $ | 224,440 |

## Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $222,529 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

## Note 5 - Income Taxes

The provision for income taxes for 2009 differs from the amount computed by applying the federal statutory rate of 34% to income before income taxes as follows:

| | | |
|---|---|---|
| Tax on income | $ | 14,373 |
| Effect of permanent differences | | 458 |
| Effect of state taxes (net of federal benefits) | | 4,623 |
| Total income tax expense | $ | 19,454 |

**Note 5 - Income Taxes (continued)**

The component of total income tax expense for 2009 are as follows:

| | Current | Defered | Total |
|---|---|---|---|
| Federal | $ - | $ 12,449 | $ 12,449 |
| State | 7,005 | - | 7,005 |
| | $ 7,005 | $ 12,417 | $ 19,454 |

The deferred tax assets for the Company as of December 31, 2009 are as follows:

| | |
|---|---|
| Classified as current | |
| Current assets | |
| Net operating loss carryforward | $ 5,645 |
| Accrued expenses | 1,365 |
| Net current deferred tax asset | 7,010 |
| Less: valuation reserve | - |
| Net deferred tax assets | $ 7,010 |

As of December 31, 2009, the Company has net operating loss carryforwards of approximately $16,600 for U.S. Federal tax purposes, which will begin to expire in 2016 if not utilized. The Internal Revenue Code Section 382 limits net operating loss and tax credit carryforwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. Accordingly, the ability to utilize remaining net operating loss and tax credit carryforwards may be significantly restricted with any subsequent change in control or sale of the Company.

**Note 6 - Employee Benefit Plans**

The Company sponsors a 401(k) plan in which all employees are eligible to participate. Both employees and the Company may elect to make contributions to the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. No discretionary contributions were made by the Company during the year ended December 31, 2009.

The Company offers health care coverage for eligible employees and their qualifying dependents.

**Note 7 - Related Party Transactions**

The Company is currently using office space in Austin, Dallas and San Antonio. Rental payments are an obligation assumed by the Parent for which the Company pays 80%. Total rent expense for 2009 was $262,182.

The Company earns fee income related to insurance products from an insurance agency owned by stockholders of the Company. The total related income for 2009 was $300,086 which is recorded in commissions income in the accompanying Statement of Operations.

At December 31, 2009, the Company had a balance due from affiliates of $47,597 related to commissions on the insurance products.

**Note 8 - Commitments and Contingencies**

Litigation

The Company together with others has been named as a defendant in various arbitration proceedings, administrative actions and lawsuits incidental to its securities business that allege, among other things, violations of Federal and state securities laws and claim damages up to $500,000. Management intends to present a vigorous defense against all claims. The Company is insured against claims with a retention fee up to $50,000 per claim. As of December 31, 2009 there were five outstanding claims with potential retention fees up to $210,000. The Company has not accrued for the minimum potential claim as of December 31, 2009.

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that other than the items discussed above there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The agreement with the clearing broker-dealer also calls for minimum monthly charges of $20,000 per month during the entire period of the agreement.

**Note 9 - Fair Value of Financial Instruments**

As required by ASC 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of the December 31, 2009:

| Description | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities purchased under agreements to resell | | | | |
| Stock and options | $ 4,101 | $ 4,101 | $ - | $ - |
| Total | $ 4,101 | $ 4,101 | $ - | $ - |

**Note 10 – Subsequent Events**

In accordance with Accounting Standards Codification 855, Subsequent Events (ASC 855), we have evaluated subsequent events through February 19, 2010, the date the financial statements were issued.

## Schedule I

**RIVERSTONE WEALTH MANAGEMENT, INC.**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**As of December 31, 2009**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 321,617 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Advances to employees | 3,836 |
| Receivables from affiliates, subsidiaries and associated partnerships | 47,597 |
| Deferred tax assets | 7,010 |
| Prepaids | 36,544 |
| Total deductions and/or charges | 94,987 |
| Net capital before haircuts on securities | 226,630 |
| Haircuts on securities | 4,101 |
| Net capital | $ 222,529 |
| Aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 230,256 |
| Total aggregate indebtedness | $ 230,256 |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness) | $ 50,000 |
| Net capital in excess of minimum requirement | $ 172,529 |
| Ratio of aggregate indebtedness to net capital | 1.03 to 1 |
| Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) | |
| Net capital, as reported in Company's Part II (unaudited) Focus report | $ 223,922 |
| Net effect of audit adjustments on non-allowable assets | (8,402) |
| Net effect of audit adjustments on income taxes | 7,010 |
| Net capital per above | $ 222,529 |

See notes to financial statements and report of Registered Independent Public Accounting Firm.

## Independent Auditors' Report on Internal Control

To the Board of Directors of
RiverStone Wealth Management, Inc.:

In planning and performing our audit of the financial statements of RiverStone Wealth Management, Inc. (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

**PMB HELIN DONOVAN, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 19, 2010

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

To the Board of Directors of Riverstone Wealth Management, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Riverstone Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Riverstone Wealth Management Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Riverstone Wealth Management, Inc.'s management is responsible for the Riverstone Wealth Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the quarterly Forms X-17-A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in Form SIPc-7T for the period beginning April 1, 2009 and ending December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7T and in the supporting schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T, on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

February 19, 2010

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • BOSTON • CHICAGO • DALLAS • HOUSTON
ORANGE COUNTY • SAN FRANCISCO • SEATTLE • SPOKANE

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7T**

(29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049047 FINRA DEC
RIVERSTONE WEALTH MANAGEMENT INC 15*15
7801 N CAPITAL OF TEXAS HWY STE 310
AUSTIN TX 78731-1196

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3758-

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 1,101- )

7/31/2009
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 2,657-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 2657-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,657-

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Riverstone Wealth Management Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Ed Valle / CFO
(Title)

Dated the 19 day of February, 20 10.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
**Eliminate cents**

**Item No.**

| | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2,687,041 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 602,882 |
| (2) Revenues from commodity transactions. | 117,703 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 105,935 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 3621 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 352,250 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1,386 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ϕ | |
| Enter the greater of line (i) or (ii) | 1,386 |
| Total deductions | 1,183,778 |
| 2d. SIPC Net Operating Revenues | $ 1,503,263 |
| 2e. General Assessment @ .0025 | $ 3,758 |

(to page 1 but not less than $150 minimum)